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                          UNITED STATES
                   SECURITIS CHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

For the month of            August              , 2001

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated July 2, 2001.

Attached as Exhibit 2 is a copy of a notification to the Oslo
Stock Exchange by the Company dated July 3, 2001.

Attached as Exhibit 3 is a copy of the press release of the Company dated July 12, 2001.

Attached as Exhibit 4 is a copy of the press release of the Company dated July 13, 2001.

Attached as Exhibit 5 is a copy of the press release of the Company dated July 16, 2001.

Attached as Exhibit 6 is a copy of the press release of the Company dated July 18, 2001.

Attached as Exhibit 7 is a copy of the press release of the Company dated July 20, 2001.

Attached as Exhibit 8 is a copy of the press release of the Company dated July 27, 2001.

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                            EXHIBIT 1

FRO - Capital adjustments

Frontline has through market purchases executed 2 July 2001 bought back 125,000 of the Company's common shares. The shares have been bought back at a price of NOK 164.09.

Total number of outstanding shares after this is 76,787,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,532,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
2 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tom E. Jebsen, +47 23 11 40 00

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                            EXHIBIT 2


Subject - Insider Transaction

On behalf of Tor Olav Troim, Director of Frontline Ltd., we confirm the following transaction:

Tor Olav Troim has on 2 July 2001 acquired a future for 10,000
Frontline common shares at NOK 174.80 per share, due date 15
November 2001. In addition to the mentioned future Mr. Troim owns
74,895 common shares.

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                            EXHIBIT 3

FRO - Capital adjustments

Frontline has through market purchases executed 12 July 2001 bought back 60,000 of the Company's common shares. The shares have been bought back at a price of NOK 170.71.

Total number of outstanding shares after this is 76,727,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,592,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
12 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tom E. Jebsen, +47 23 11 40 00

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                            EXHIBIT 4

FRO - Capital adjustments

Frontline has through market purchases executed 13 July 2001 bought back 75,000 of the Company's common shares. The shares have been bought back at a price of NOK 170.00.

Total number of outstanding shares after this is 76,652,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,667,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
13 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tom E. Jebsen, +47 23 11 40 00

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                            EXHIBIT 5


FOR IMMEDIATE RELEASE

    FRONTLINE LTD. ANNOUNCES APPROVAL FOR LISTING BY NEW YORK
       STOCK EXCHANGE AND FILING OF REGISTRATION STATEMENT

Hamilton, Bermuda, July 16, 2001. - Frontline Ltd. (Nasdaq NM :
FRONY; LSE : FRO; OSE : FRO) announced today that it has been approved to list its ordinary shares on the New York Stock Exchange under the ticker symbol "FRO". Trading is expected to begin on August 6, 2001. Frontline is terminating its ADR program and expects to delist its ADRs, which trade on a 1:1 radio with its ordinary shares, from the Nasdaq National Market concurrently with the commencement of trading of Frontline's ordinary shares on the New York Stock Exchange. John Fredriksen, Chairman of Frontline, stated, "The approval of our ordinary shares for listing on the New York Stock Exchange will be a significant step towards enhancing the liquidity of the trading market for our shareholders. We look forward to joining other mature, successful companies on the New York Stock Exchange."

Separately, Frontline also announced that it has filed a shelf registration statement with the U.S. Securities and Exchange Commission which covers potential offerings by Frontline of debt, equity and convertible securities up to a total dollar amount of $500 million. The registration statement also covers potential disposals of Frontline ordinary shares through sales, or conversions into non-cash consideration by two companies indirectly controlled by Mr. Fredriksen.

The shelf registration statement will give Frontline increased flexibility to utilize different financing alternatives to fund continued growth and to serve as a basis for future corporate developments, including further consolidation of the tanker market. Frontline's Board expects to consider these alternatives opportunistically, and intends in this respect to pay special attention to the implicit valuation of the Company's equity and the consequences for its equity holders of any of the financing alternatives.

The Company has no specific plans to issue and Mr. Fredriksen has no specific plans to sell, any of the securities covered by the shelf registration statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Frontline securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

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Contact persons:

Tor Olav Troim, Tel: (011) 47 23 11 4000
Kate Blankenship, Tel. (441) 295 6935

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FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

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                            EXHIBIT 6


FRO - Capital adjustments

Frontline has through market purchases executed 18 July 2001 bought back 75,000 of the Company's common shares. The shares have been bought back at a price of NOK 148.58.

Total number of outstanding shares after this is 76,577,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,742,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
18 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tom E. Jebsen, +47 23 11 40 00

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                            EXHIBIT 7


FRO - Capital adjustments

Frontline has through market purchases executed 20 July 2001 bought back 25,000 of the Company's common shares. The shares have been bought back at a price of NOK 146.70.

Total number of outstanding shares after this is 76,522,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,767,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
20 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tom E. Jebsen, +47 23 11 40 00

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                            EXHIBIT 8


FRO - Capital adjustments

Frontline has through market purchases executed 27 July 2001 bought back 25,000 of the Company's common shares. The shares have been bought back at a price of NOK 137.69.

Total number of outstanding shares after this is 76,477,566. The shares acquired are done so in accordance with a Board authorization to buy back shares. Including the mentioned transaction 3,842,145 shares has been acquired within a total of 7,500,000 authorized.


Hamilton, Bermuda
27 July 2001

Contact persons:   Kate Blankenship, +1 441 295 6935
                   Tor Olav Troim, +47 23 11 40 00
































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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                 -----------------------
                                 (Registrant)


Date     August 1, 2001                By  /s/ Kate Blankenship
         ----------------------          ------------------------
                                               Kate Blankenship
                                                  Secretary




































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02089009.AG0